Merrill Lynch - Alternative Investments LLC 1200 Merrill Lynch Drive (1B) Pennington, New Jersey 08534

September 20, 2010

VIA EDGAR AND OVERNIGHT

Ms. Jennifer Gowetski
Senior Counsel
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:	ML BlueTrend Futures Access LLC (the “Registrant”)
Amendment No. 4 to Registration Statement on Form 10
Filed August 19, 2010
File No. 000-53794

Dear Ms. Gowetski:

We thank you for your comment letter of September 7, 2010 relating to Amendment No. 4 to the Registrant’s Form 10 filed on August 19, 2010.  For your convenience, the comments included in your September 7, 2010 letter are set forth verbatim below, together with the Registrant’s responses thereto.

FORM 10-K FOR THE FISCAL YEAR ENDED DECEMBER 31, 2009

FORM 10-Q FOR THE FISCAL QUARTER ENDED MARCH 31, 2010

FORM 10-Q FOR THE FISCAL QUARTER ENDED JUNE 30, 2010

Certifications

1.
We note that the identifications of the certifying individuals at the beginning of the certifications required by Exchange Act Rule 13a-14(a) also include the titles of the certifying individuals.  In future filings, the identification of the certifying individual at the beginning of the certification should be revised so as to not include the individual’s title.

The Registrant will revise the identification of the certifying individuals in future filings to exclude the individual’s title.

Ms. Jennifer Gowetski
September 20, 2010

In connection with your comment letter and the filings noted above, the Registrant acknowledges the following:

1.	the Registrant is responsible for the adequacy and accuracy of the disclosures in the filings;

2.	staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

3.	the Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Barbra E. Kocsis

Barbra E. Kocsis

cc:  Mark Borrelli